United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHAZAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

127107 20 9
(CUSIP Number)

Robert E. Fitzgerald, Esq.
Chief Executive Officer
Young Design, Inc.
8000 Lee Highway
Falls Church, Virginia 22042
(703) 205-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 22, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.   127107 20 9

YOUNG DESIGN, INC.
(1) Names of Reporting Persons

     I.R.S. Identification Nos. of Above Persons 52-1498363

(2)  Check the Appropriate Box if a Member of a Group (See instructions)
          (a)
          (b) X

(3)  SEC Use Only

(4)  Source of Funds (See Instructions) WC

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)

(6)  Citizenship or Place of Organization Virginia

     Number of Shares Beneficially Owned by Each Reporting Person With:

(7) Sole Voting Power	267,793

(8) Shared Voting Power	0

(9) Sole Dispositive Power	267,792

(10) Shared Dispositive Power	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 267,793

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)  12.33%

(14) Type of Reporting Person (See Instructions) CO

United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHAZAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

127107 20 9
(CUSIP Number)

Robert E. Fitzgerald, Esq.
Chief Executive Officer
Young Design, Inc.
8000 Lee Highway
Falls Church, Virginia 22042
(703) 205-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 22, 2002
(Date of Event Which Requires Filing of This Statement)

Item 1. Security and Issuer

     Phazar Corp. (formerly, Antenna Products, Inc., a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of November 30, 2001 there were 2,171,628 shares of Phazer Corp. common stock, par value $0.01, which is the only class of common stock of Phazar Corp.

Item 2. Identity and Background

     Young Design, Inc. is a Virginia corporation in the business of manufacturing, designing and distributing wireless data equipment. Young Design, Inc.’s principal office is located at 8000 Lee Highway, Falls Church, Virginia 22042.

     During the last five years, Young Design, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     From October 18, 2001 through February 22, 2002, Young Design, Inc. purchased and sold shares of common stock at of Phazar Corp. at prices ranging from $1.28 to $1.84 with a net increase in shares of 86,380. Such amount includes 18,730 shares purchased by Robert Fitzgerald, Chief Executive Officer of Young Design, Inc., in his personal account. Such shares are included in the amount of Young Design, Inc. since they will be voted consistent with those shares held by Young Design, Inc.

     From December 29, 2000 through October 17, 2001, Young Design, Inc. purchased and sold shares of common stock of Phazar Corp. at prices ranging from $1.125 to $2.00 ending such time period with a net amount of 15,525 shares of common stock. On October 17, 2001, Young Design, Inc. purchased from BAE Systems Aerospace, Inc. Advanced System 165,888 shares of common stock of Phazar Corp. at a total cost of $250,000.

     The funds used to purchase the shares of common stock of Phazar Corp. came from Young Design, Inc.’s working capital and the personal funds of Robert E. Fitzgerald.

Item 4. Purpose of Transaction

     The shares of common stock of Phazar Corp. were purchased for investment purposes. Young Design, Inc. intends to acquire additional shares of common stock of Phazar Corp. as market conditions dictate and reserves the right to dispose of shares as events dictate. In addition, Young Design, Inc. is a customer of Phazar Corp. and intends to pursue discussions with Phazar Corp. to see if the business relationship between the companies can be improved and expanded.

Item 5. Interest in Securities of the Issuer.

	Shares to which there is direct	Percentage of
Name of Owner	sole power to vote and dispose	Class

Young Design, Inc.	267,793	12.33%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	/s/ ROBERT E. FITZGERALD Robert E. Fitzgerald Chief Executive Officer Young Design, Inc.